Via EDGAR
July 18, 2013
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Gilman Ciocia, Inc. Preliminary Proxy Statement on Schedule 14A Filed July 18, 2013

Dear Sir/Madam:

Gilman Ciocia, Inc. (“Gilman”) recently entered into a merger agreement with National Holdings Corporation (“National”), a reporting company, pursuant to which a wholly-owned subsidiary of National will merge with and into Gilman, so that Gilman will become a wholly-owned subsidiary of National upon completion of the merger.

In connection with the merger agreement, on July 15, 2013, National filed a Registration Statement on Form S-4 (333-189940) that contained a preliminary proxy statement of Gilman for a proposed special meeting of its shareholders to approve the merger and other related actions.

On July 12, 2013 and again during the week beginning July 15, 2013, we contacted the mergers and acquisitions department of the Office of Chief Counsel to confirm that Gilman is not required to separately file a Preliminary Proxy Statement on Schedule 14A. We have not yet received a response from the Office of Chief Counsel and for the sake of caution Gilman is separately filing a Preliminary Proxy Statement on Schedule 14A.

We wish to bring this to your attention to avoid any duplication in review of the prospectus/proxy statement in National’s Form S-4.

Should you have any questions, please direct them to me at (646) 810-0601.

Very truly yours, /s/ Gary Emmanuel Gary M. Emmanuel

cc:           Ted Finkelstein, General Counsel, Gilman Ciocia, Inc.
Jay Kaplowitz, Sichenzia Ross Friedman Ference LLP
Arthur Marcus, Sichenzia Ross Friedman Ference LLP